UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1 to

FORM 6-K

Report of Foreign Private Issuer Pursuant to

Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of March 2012

Commission File Number 1-14916

BROOKFIELD OFFICE PROPERTIES INC.

(Exact name of registrant as specified in its charter)

181 Bay Street, Suite 330, Brookfield Place
Toronto, Ontario
Canada M5J 2T3
(416) 369-2300

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F Yes ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):☐

EXPLANATORY NOTE

Brookfield Office Properties Inc. is filing this Amendment No. 1 to its Current Report on Form 6-K dated March 30, 2012 solely to change the floor location of the annual meeting of shareholders to the 26th floor (rather than the 25th floor) in the Notice of Meeting attached as Exhibit 99.1, in the Management Proxy Circular attached as Exhibit 99.2 and in the Proxy Card attached as Exhibit 99.3. No other changes have been made.

DOCUMENTS FILED AS PART OF THIS FORM 6-K

See the Exhibit List to this Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 30, 2012	Brookfield OFFICE PROPERTIES INC.

	By:	/s/ Michelle L. Campbell
	Name:	Michelle L. Campbell
	Title:	Vice President, Compliance Assistant General Counsel Assistant Secretary

EXHIBIT LIST

Exhibit	Description

99.1	Notice of Annual Meeting of Shareholders

99.2	Management Proxy Circular

99.3	Proxy Card